SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KALVISTA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483497103

(CUSIP Number)

Denise Marks

SVLSF IV, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103

1	Name of reporting person SVLSF IV, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,579,490
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,579,490
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,579,490
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.6%(1)
14	Type of reporting person OO

(1)	Percentage calculated using a denominator of 9,713,042 shares of Common Stock of Issuer as of December 2, 2016.

CUSIP No. 483497103

1	Name of reporting person SV Life Sciences Fund IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,579,490
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,579,490
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,579,490
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.6%(1)
14	Type of reporting person PN

CUSIP No. 483497103

1	Name of reporting person SV Life Sciences Fund IV Strategic Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,579,490
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,579,490
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,579,490
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.6%(1)
14	Type of reporting person PN

CUSIP No. 483497103

1	Name of reporting person SV Life Sciences Fund IV (GP), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,579,490
	8	Shared voting power - 0 -
	9	Sole dispositive power 2,579,490
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 2,579,490(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.6%(1)
14	Type of reporting person PN

CUSIP NO. 483497103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of KalVista Pharmaceuticals, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is One Kendall Square, Bld 200, Ste 2203, Cambridge, MA 02139.

Item 2.	Identity and Background.

(a) This statement is filed by: (i) SV Life Sciences Fund IV, L.P. a Delaware limited partnership (“SVLS IV LP”) and SV Life Sciences Fund IV Strategic Partners, L.P. a Delaware limited partnership (“Strategic Partners” and together with SVLS IV LP, the “Funds”), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund IV (GP), L.P., a Delaware limited partnership (“SVLS IV GP”) and general partner of SVLS IV LP and Strategic Partners; and (iii) SVLSF IV, LLC, a Delaware limited liability company and general partner of SVLS IV GP. Each of SVLS IV LP, Strategic Partners, SVLS IV GP and SVLSF IV, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address of any person or entity listed on Schedule A annexed hereto is set forth on Schedule A annexed hereto.

(c) The principal business of the Reporting Persons is international life sciences venture capital investments. SVLS IV LP and Strategic Partners are private venture capital funds. SVLS IV GP is the general partner of SVLS IV LP and Strategic Partners. SVLSF IV, LLC is the general partner of SVLS IV GP. The principal business of the persons or entities listed on Schedule A annexed hereto is listed on Schedule A annexed hereto.

(d) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Schedule A annexed hereto are citizens of the country set forth on Schedule A annexed hereto. Each of the Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The 2,508,279 shares of Common Stock owned directly by SVLS IV LP were acquired on November 21, 2016 in exchange for 6,730,810 shares of KalVista Pharmaceuticals, Ltd. Series A Preferred shares and 1,885,228 shares of KalVista Pharmaceuticals, Ltd. Series B Preferred shares, in connection with the closing of the share purchase transaction (the “Transaction”) whereby KalVista Pharmaceuticals, Ltd. became a wholly-owned subsidiary of Carbylan Therapeutics, Inc., which changed its name to KalVista Pharmaceuticals, Inc. (the “Issuer”).

CUSIP NO. 483497103

The 71,211 shares of Common Stock owned directly by Strategic Partners were acquired on November 21, 2016 in exchange for 191,091 shares of KalVista Pharmaceuticals, Ltd. Series A Preferred shares and 53,523 shares of KalVista Pharmaceuticals, Ltd. Series B Preferred shares, in connection with the closing of the Transaction.

On the effective date of the Transaction, the closing price of the Issuer’s common stock was $9.38 per share. All numbers give effect to the 14:1 reverse stock split effected by the Issuer on November 21, 2016 (the “Reverse Stock Split”). Prior to the reverse stock split, the closing price of the Issuer’s common stock was $0.67 per share.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares in connection with the Transaction for investment purposes only. The Reporting Persons believe that the Issuer is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person nor, to the best knowledge of the Reporting Persons, without independent verification, any other persons named in Item 2 hereof, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with stockholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 483497103

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 9,713,042 shares of Common Stock outstanding, which is the total of 30,110,817 shares of Common Stock outstanding as of December 2, 2016 as indicated in the Issuer’s Registration Statement on Form S-3 filed December 20, 2016.

The Funds, SVLS IV GP and SVLSF IV, LLC may each be deemed to beneficially own, in the aggregate, 2,579,490 shares of Common Stock, constituting approximately 26.6% of the Common Stock outstanding.

As of the close of business on the date of this filing, SVLS IV LP owned directly 2,508,279 shares of Common Stock, constituting approximately 25.8% of the Common Stock outstanding.

As of the close of business on the date of this filing, Strategic Partners owned directly 71,211 shares of Common Stock, constituting approximately 0.7% of the Common Stock outstanding.

SVLS IV LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS IV GP, the general partner of SVLS IV LP and Strategic Partners, may be deemed to beneficially own the shares held by SVLS IV LP and Strategic Partners. SVLS IV GP disclaims beneficial ownership of shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF IV, LLC, the general partner of SVLS IV GP, may be deemed to beneficially own the shares held by SVLS IV LP and Strategic Partners. SVLSF IV, LLC disclaims beneficial ownership of shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

The investment committee of SVLSF IV, LLC, comprised of the members as set forth on Schedule A, may be deemed to beneficially own the shares held by the Funds as it controls voting and investment decisions over the Issuer’s shares held by the Funds by a majority vote. Each member of the investment committee disclaims beneficial ownership over shares held by the Funds except to the extent of any pecuniary interest therein.

(b) Each of SVLS IV LP and Strategic Partners have sole power to vote and dispose of the Shares they own directly.

Each of Strategic Partners, SVLS IV GP and SVLSF IV, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SVLS IV LP.

Each of SVLS IV LP, SVLS IV GP and SVLSF IV, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Strategic Partners.

Voting and investment power over the Shares of Common Stock beneficially owned by the Reporting Persons has been delegated to SVLS IV GP. SVLS IV GP has delegated voting and investment decisions to SVLSF IV, LLC, which in turn has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A. Each Reporting Person and each member of the investment committee disclaims beneficial ownership of the Shares except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

CUSIP NO. 483497103

(c) Item 3 and Item 6 of this Schedule 13D describe all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons and are incorporated herein by reference. Except as set forth in such Items, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any other persons named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Item 3 of this Schedule 13D describes the pre-Transaction equity owned by the Reporting Persons and is incorporated herein by reference.

[In connection with the Transaction, the Funds have agreed to enter into lock-up agreements (each a “Lock-up Agreement”), pursuant to which such persons agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for a certain period following the date of the Transaction.]

The descriptions contained in this Statement on Schedule 13D of the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of such agreement, which is being filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. Except as set forth herein, to the best knowledge of the Reporting Persons, without independent verification, there are no contracts, arrangements, understandings or relationships among any persons named in Item 2 hereof, or between any persons named in Item 2 hereof and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Fund IV, L.P., SV Life Sciences Fund IV Strategic Partners, L.P., SV Life Sciences Fund IV (GP), L.P. and SVLSF IV, LLC, dated February 14, 2017.*

99.2	[Form of Lock-up Agreement.*]

*	Filed Herewith

CUSIP NO. 483497103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P.
By: SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

CUSIP NO. 483497103

SCHEDULE A

Information regarding members of the investment committee of SVLSF IV, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship

James Garvey	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Life Sciences, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene Hill	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

David Milne	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments (also a member of the board of directors of Catabasis Pharmaceuticals, Inc.)	SV Life Sciences, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

CUSIP NO. 483497103

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Ophthotech Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2017.

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P.
By: SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund IV (GP), L.P., its General Partner
By: SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member